January 5, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Sonia Barros

Re:	Green Energy Management Services Holdings, Inc.
Amendment to Registration Statement on Form S-1
Filed December 17, 2010
File No. 333-169496

Dear Ms. Barros:

We are specialcounsel toGreen Energy Management Services Holdings, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated December 30, 2010 (the “Comment Letter”) relating to Amendment No. 3to the Company’s Registration Statement on Form S-1 filed on December 17, 2010 (”Amendment No. 3”).  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 4to the Form S-1 (“Amendment No. 4”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No.4marked to show changes to Amendment No. 3.

Recent Sales of Unregistered Securities, page 56

1.
We note your response to comment 10 of our letter dated November 14, 2010, as well as your related revised disclosure. It is unclear from your disclosure whether you already issued 10 million shares to Green RG that are now being held in escrow or whether, as of October 22, 2010 (ten days after you executed your agreement with Green RG), you are simply obligated to issue the 10 million shares. Please tell us whether you have already issued the shares. If the shares have already been issued, please revise your Item 15 disclosure accordingly.

Response:

Although, the shares have yet to be issued, the Company is currently obligated to issue the 10 million shares to Green RG.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-0596.

Very truly yours,

Sean F. Reid
Sean F. Reid

cc:           Robert Weinstein

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com